

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2022

Stephen Lemieux
Chief Financial Officer
Titan Medical Inc.
1015 15th Street N.W., Suite 1000
Washington, DC 20005

> **Re: Titan Medical Inc.**
> **Registration Statement on Form F-3**
> **Filed August 19, 2022**
> **File No. 333-266994**

Dear Mr. Lemieux:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Guttman, Esq.